SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3)(1)

                          FRANKFORT FIRST BANCORP, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   352128 20 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joyce H. Jennings
                              216 West Main Street
                            Frankfort, Kentucky 40602
                                 (502) 223-1638
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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(1)     The  remainder  of this cover  page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 352128 20 1                                          Page 2 of 4 Pages
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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Joyce H. Jennings
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]

                                                           (b) [ ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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       NUMBER OF          7      SOLE VOTING POWER            23,601
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER          84,196
        OWNED BY          ------------------------------------------------------
          EACH            9      SOLE DISPOSITIVE POWER       23,601
       REPORTING          ------------------------------------------------------
         PERSON           10     SHARED DISPOSITIVE POWER     84,196
          WITH
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    107,797*
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.27%*
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14         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

         *Includes options granted to reporting person's spouse to purchase 57,636 shares, which options are exercisable. Percent of class assumes all of such options have been exercised.

                                                            --------------------
                                                            Page 3 of 4 Pages
                                                            --------------------

Item 2.  Identity and Background.

          (a)  Name: Joyce H. Jennings
          (b) Residence or Business Address: 216 West Main Street, Frankfort, KY 40602
          (c)  Present Principal Occupation: Retired
          (d)  Criminal Proceeding Convictions: None
          (e)  Securities Laws Proceedings: None
          (f)  Citizenship: United States

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this amendment to the Schedule 13D, the reporting person beneficially owned 107,797 shares, or 8.27%, of the Issuer's outstanding shares of Common Stock, the reporting person's beneficial ownership has decreased by 57,636 shares or 4.42% due to the expiration of options to purchase shares of Common Stock without exercise. Such options expired on April 1, 2001.

(b) The reporting person exercises shared voting and/or dispositive powers with respect to 84,198 shares owned by the reporting person's spouse (William C. Jennings, Chairman of the Issuer). The address of the reporting person's spouse is the same as that of the reporting person (as disclosed at Item 2(b) above).

(c) No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days other than as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the reporting person.

(e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2002                                     /s/ Joyce H. Jennings
-----------------                                    ---------------------------
Date                                                 Joyce H. Jennings